

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 15, 2017

B.P. Allaire
Chief Executive Officer
Foothill Exploration, Inc.
633 17th St., Suite 1700-A
Denver, CO 80202

> **Re:** **Foothills Exploration, Inc. (f/k/a Key Link Assets Corp.)**
> **Form 8-K**
> **Filed June 10, 2016**
> **Amendment 1 to Form 8-K**
> **Filed June 24, 2016**
> **Response Letter Dated September 13, 2016**
> **File No. 333-190836**

Dear Mr. Allaire:

We issued a comment to you on the above captioned filings on October 12, 2016. As of the date of this letter, our comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to our comment by June 29, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Anderegg, Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products